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SEC 1745  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(6-00) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                      -------------------------
                                                            OMB APPROVAL
                                                      -------------------------
                      UNITED STATES                   OMB Number: 3235-0145
            SECURITIES AND EXCHANGE COMMISSION        -------------------------
                  WASHINGTON, D.C. 20549              Expires: October 31, 2002
                                                      -------------------------
                                                      Estimated average burden
                                                      hours per response...14.9
                                SCHEDULE 13G          -------------------------

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.       )*
                                        ------

                      International Electronics, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 459436507
                     ----------------------------------
                              (CUSIP Number)

                              August 7, 2000
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /x/ Rule 13d-1(c)

     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459436507                 13G                  Page  2  of  4  Pages
          ---------                                           ---    ---
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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Steven Tannenbaum
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Citizenship or Place of Organization        United States

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 Number of Shares             (5) Sole Voting Power
 Beneficially                       24,977
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       52,150
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    24,977
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    52,150
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     77,127
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     5.06%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

CUSIP No. 459436507                 13G                  Page  3  of  4  Pages
          ---------                                           ---    ---
-------------------------------------------------------------------------------
ITEM 1.

    (a)   Name of Issuer
          International Electronics, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          427 Turnpike Street
          Canton, Massachusetts  02021
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          Steven Tannenbaum
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          125 Country Club Road
          Newton, Massachusetts 02459
          ---------------------------------------------------------------------
    (c)   Citizenship
          Mr. Tannenbaum is a United States citizen.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock, $.01 par value per share
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          459436507
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         N/A


ITEM 4.  OWNERSHIP

    The information contained in Items 5-11 of the cover page is incorporated herein by reference.

    Mr. Tannenbaum holds 52,150 shares of Common Stock jointly with his wife, and therefore has shared voting and investment power with respect to those shares. Greenwood Capital Limited Partnership, a Massachusetts limited partnership ("GCLP"), holds 24,977 shares of Common Stock. Mr. Tannenbaum is the president, sole stockholder and sole director of Greenwood Investments, Inc., a Delaware corporation, which is the sole general partner of GCLP. As a result, Mr. Tannenbaum has sole voting and investment power with respect to the shares held by GCLP.

CUSIP No. 459436507                 13G                  Page  4  of  4  Pages
          ---------                                           ---    ---
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N/A


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A


ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 16, 2000


/s/ Steven Tannenbaum
----------------------------------------
Steven Tannenbaum